EXHIBIT 12 COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES For Year Ended December 31, 2001 (Dollar Amounts in Thousands)
	Allegheny Generating Company
	2001	2000	1999	1998	1997
Earnings:
Net income	$20,300	$21,880	$21,215	$22,753	$32,268
Fixed charges (see below)	12,479	13,493	13,261	13,987	15,391
Income taxes	10,203	7,514	10,212	11,006	16,127
Total earnings	$42,982	$42,887	$44,688	$47,746	$63,786
Fixed Charges:
Interest on long-term debt	$9,703	$9,669	$9,760	$10,848	$14,431
Other interest	2,776	3,824	3,501	3,139	960
Estimated interest component of rentals	-	-	-	-	-
Total fixed charges	$12,479	$13,493	$13,261	$13,987	$15,391
Ratio of Earnings to Fixed Charges	3.44	3.18	3.37	3.41	4.14